Mail Stop 3561

October 26, 2006

Mr. Alexandre Routkovski, President
Iron Link, Inc.
800 Bellevue Way, N.E., Ste. 400
Bellevue, WA 98004

Re: **Iron Link, Inc.**
        Registration Statement on Form SB-2
        Filed September 27, 2006
        File No. 333-137613

Dear Mr. Routkovski:

        We have limited our review of your filing to those issues we have addressed in
our comments. Where indicated, we think you should revise your document in response
to these comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation. In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 7, Business Combination, F-12

  1. You disclose that Iron Link was formed on May 30, 2006 and that it acquired Iron
     Link TV, Ltd, a company controlled by the same person who was the controlling
     shareholder of Iron Link, on June 1, 2006. It appears that Iron Link TV, Ltd is
     your predecessor. Item 310 of Regulation S-B requires two years of audited
     financial statements of a small business issuer and its predecessor, if applicable.

We note you have presented three months of financial statements of Iron Link. Please revise to present audited financial statements of Iron Link TV Ltd for periods prior to May 30, 2006 such that you present in aggregate 24 months of audited financial statements for both the predecessor and the small business issuer. Please note that financial statements for an annual period should not exceed 12 months and there should be no lapse in audited periods for the predecessor financial statements and between the financial statements of the issuer and the predecessor.

2. In view of your disclosure that Iron Link and Iron Link TV, Ltd were entities under common control, the purchase method of accounting does not appear to be the correct way to account for the acquisition. Please refer to the guidance in paragraphs D11-D18 of Appendix D of SFAS 141 and revise the financial statements of Iron Link, if applicable, and the disclosures in Note 7 to reflect the appropriate accounting for this transaction as a merger of entities under common control.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Tia L. Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3790 with any other questions.

Sincerely,

John D. Reynolds
Assistant Director